August 31, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

ATTN:   Mr. Mark Cowan
        Senior Counsel
        Office of Insurance Products
                 Division of Investment Management

RE:     AXP Variable Portfolio - Partners Series, Inc. ("Registrant")
        CIK: 0001140533
        SEC File No.: 333-61346

        Withdrawal of 485APOS Filing
        Post Effective Amendment No.10 filed on behalf of the Registrant on Form N-1A on or about May 17, 2005
        ("Amendment No. 10")
        Accession Number:  0000820027-05-000484

        Withdrawal of 485BXT Filing
        Post Effective Amendment No. 11 filed on behalf of the Registrant on Form N-1A on or about July 28, 2005
        Accession Number:  0000820027-05-000587



Dear Mr. Cowan:

Pursuant to Rule 477(a) of the Securities Act of 1933, Registrant hereby respectfully requests withdrawal of the filings captioned above.

Amendment No. 10 captioned above contained the prospectus and Statement of Additional Information (SAI) for two new funds: AXP Variable Portfolio - Partners Small Cap Core Fund and AXP Variable Portfolio - Partners Value Fund. Registrant filed the 485BXT filing captioned above to extend the effective date of Amendment No. 10. However, it is Registrant's understanding that the above captioned 485APOS filing has become effective. Registrant respectfully requests withdrawal of the filings captioned above and represents that no securities were sold in connection with the prospectus and SAI contained in Amendment No. 10.

Registrant subsequently filed an annual update on 485APOS filing (Post Effective Amendment No. 12 filed on behalf of the Registrant on Form N-1A on or about August 29, 2005) with respect to the Registrant's existing funds, which is not being withdrawn.

If you have any questions, please contact me at 612-671-4321.

Sincerely,




/s/ Christopher O. Petersen
------------------------------------
    Christopher O. Petersen
    Counsel